December 9, 2019

Michael J. Roper
Chief Executive Officer
Muscle Maker, Inc.
308 East Renfo Street, Suite 101
Burleson, Texas 76028

       Re: Muscle Maker, Inc.
           Registration Statement on Form S-1
           Filed November 26, 2019
           File No. 333-235283
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 15, 2019
           CIK No. 0001701756

Dear Mr. Roper:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 26, 2019

Management's Discussion and Analysis, page 39

1. We note your response to prior comment 3. However, we do not see quantified comparable restaurant sales and growth figures for historical periods disclosed, even if in the negative percentage range. Please revise to provide this disclosure so that readers can appreciate the direction in which this metric is headed and why or advise us why you believe this disclosure is not material to investors.
 Michael J. Roper
FirstName LastNameMichael J. Roper
Muscle Maker, Inc.
Comapany9, 2019
December NameMuscle Maker, Inc.
Page 2
December 9, 2019 Page 2
FirstName LastName

Consolidated Results of Operations, page 41

2. You refer to your anticipated "2% comparable same store sales increase year-over-year"
         derived from your future financial projection model. Without understanding the assumptions that underlie this reference, it is inappropriate for you to project this amount.
         Either revise your prospectus to provide the assumptions that underlie this percentage or revise to remove it. Refer to Item 10(b) of Regulation S-K.
Summary Compensation Table, page 69

3. We note your response to prior comment 7. We are having trouble reconciling the narrative information you provide in footnote (3) to the Summary Compensation Table with the values reflected in the table itself. Please revise or advise. We also note your description of Rodney C. Silva's stock awardson page 73. Please revise to explain how you arrived at the amounts you granted.
Interim September 30, 2019 Financial Statements
Condensed Consolidated Balance Sheets, page F-1

4. We note that the December 31, 2018 balance sheet presented with your September 30,
         2019 interim financial statements on page F-1 does not agree with December 31, 2018 balance sheet presented with your annual financial statements on page F-30. Please revise as appropriate.
General

5. We note your response to comment 10 and your expectation that the 15% Senior Secured
         Convertible Promissory Notes and 12% Secured Convertible Promissory Notes are being renegotiated and are expected to be fully converted prior to the offering. Please ensure you revise both prospectuses to reflect the terms of the renegotiation. As a related matter, please tell us why the "Number of Shares of Common Stock" column entry for Secured and Collateralized Lending, LLC doesn't reflect a higher number of shares, as suggested by footnote (1) or revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael J. Roper
Muscle Maker, Inc.
December 9, 2019
Page 3

       You may contact Patrick Kuhn, Staff Accountant at 202-551-3308 or Doug Jones, Staff
Accountant at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any other questions.



FirstName LastNameMichael J. Roper                        Sincerely,
Comapany NameMuscle Maker, Inc.
                                                          Division of
Corporation Finance
December 9, 2019 Page 3                                   Office of Trade &
Services
FirstName LastName